Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT
OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.
EVENT DATE/TIME: NOVEMBER 16, 2012 / 03:00PM GMT

NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

CORPORATE PARTICIPANTS

Tom Hornish Outdoor Channel Holdings, Inc. - President & CEO

Peter Kern InterMedia Partners VII LP - Managing Partner

Tom Allen Outdoor Channel Holdings, Inc. - EVP, COO & CFO

CONFERENCE CALL PARTICIPANTS

Michael Kupinski Noble Financial - Analyst

Tim Hasara Kennedy Capital - Analyst

Andrew Franklin UTR - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the investor conference call to discuss today’s announcement regarding the merger agreement between Outdoor Channel Holdings and InterMedia Outdoors Holdings LLC. My name is Tawanda and I will be your conference operator for today. At this time all participants are in listen-only mode. Later we will be conducting a question-and-answer session. (Operator Instructions). Today’s conference is being recorded for replay purposes.

Certain matters discussed on this call, with the exception of historical matters, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release.

You should understand that the following important factors, in addition to those risk factors disclosed in the Outdoor Channel’s current and periodic reporting filed with the SEC, and those discussed in risk factors in the S4 to be filed with the SEC at a future date, and in the documents which are incorporated by reference therein, could affect the future results of Outdoor Channel and InterMedia Outdoors Holdings LLC and of the combined company after the consummation of the mergers and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements.

Failure of Outdoor Channel stockholders to adopt the merger agreement; the risk that the businesses will not be integrated successfully; the risk that synergies would not be realized; the risk that required consents will not be obtained; the risk that the combined company following this transaction would not realize on its financing strategy; litigation in respect of other company or the mergers; and disruption from the mergers making it more difficult to maintain certain strategic relationships.

Finally, we have allotted one hour for today’s conference call. With that said I will now turn the call over to Mr. Tom Hornish, CEO of Outdoor Channel Holdings. Please go ahead, sir.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Thank you, Operator, and good morning, everyone. Earlier this morning we announced that Outdoor Channel has entered into a definitive merger agreement with InterMedia Outdoor Holdings LLC who controls both The Sportsman Channel and InterMedia Outdoors and we are going to merge our three businesses together.

The new combined entity will be called InterMedia Outdoor Holdings Inc. representing the premier media and content company serving a large and growing market of outdoor enthusiasts in the United States.

Joining me on today’s call to discuss the proposed merger are Peter Kern and Tom Allan. Peter is the Managing Partner of InterMedia Partners VII LP and he will become the Executive Chairman of the new company. I think you all know Tom Allen, Outdoor Channel’s CFO and Chief Operating Officer, and he will have the same roles at the newly merged company. Following my prepared remarks Peter and Tom will also provide commentary and then the three of us will be available to answer your questions.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

The merger is a logical step that brings together the industry leaders in outdoor television, print, digital and social media, as well as editorial and content production for the hunting, shooting, fishing and conservation categories. Just to describe the three businesses real quick.

Outdoor Channel is the most widely distributed national cable TV network targeting the outdoor lifestyle with over 38 million Nielsen subscribers. We also have a significant digital presence as well as an award-winning TV production studio.

Multimedia publisher and production company, InterMedia Outdoors, publishes 15 market-leading outdoor magazines, 20 leading websites and is the leading television producer in the category.

And The Sportsman Channel has been one of cable television’s fastest-growing networks over the last five years and has grown its reach to over 30 million Nielsen homes.

Our decision to enter into this agreement reflects our recognition of the many benefits that will come from joining together with these great companies along with their management and their employees. We can now work together to better serve the fast and growing consumer base of outdoor enthusiasts across all media while providing the distributors, producers and advertisers with an unparalleled multimedia platform to connect with one of the largest — or the country’s largest vertical lifestyle markets.

We also believe that this merger is a great transaction for our investors as it will create a bigger and more scalable enterprise along with the right resources to invest in our business and further expand our leadership position in the industry. On behalf of the Outdoor management team and our staff, we are free much looking forward to seeing this transaction through and working with our new partners. Let me turn it over to Peter. Peter.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Tanks very much, Tom, and good morning, everybody. Let me begin by saying that we are very excited about this merger and the future growth opportunities it creates for the combined company and its shareholders. As Tom noted, this transaction creates an exceptional multimedia organization in a truly unique position to serve the huge and growing outdoor lifestyle category.

InterMedia has been investing in the outdoor space for over six years with a goal of creating a market leader that can take the outdoor media category to new heights. We have seen the benefits of Sportsman Channel working side-by-side with the publishing, digital and television production assets of InterMedia Outdoors.

We created a unique proposition that isn’t really found in any other vertical content category and which is magnified significantly through this merger with Outdoor Channel, which is of course the largest network in the space.

Despite our progress in building our assets we have always admired Outdoor Channel’s position in the market, its brand recognition and its reach and sales capabilities. Outdoor Channel has trends in certain areas and our companies have strengths in others. The opportunity to combine all of our great brands and assets into one entity and to apply best practices across the three organizations gives us tremendous enthusiasm for the future.

As Tom mentioned, the outdoor lifestyles base is a terrific category with over 82 million outdoor enthusiasts across the US who are passionate about hunting, fishing, shooting, conservation and many other outdoor pursuits. We at InterMedia have been on a mission to expand the category and build awareness and value for this media segment.

With two cable networks each reaching over 30 million homes, 20 branded websites and over 23 million monthly readers, the new combined company will be in a unique position to deliver greater value to our consumers, our advertisers and our distributors and, perhaps most importantly, to those of you who continue to be shareholders in the new combined company. That said I will now turn it over to Tom Allen.

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

Thanks, Peter. The transaction will take the form of a cash and stock election merger in which stockholders of Outdoor Channel will be entitled to receive for each share and subject to proration either $8 per share in cash or one share of stock in the new InterMedia Outdoor Holdings entity.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

An aggregate of $115 million will be available for Outdoor Channel stockholders electing cash and upon consummation of the merger the stockholders of Outdoor Channel are expected to own approximately 32.4% of the new entity and InterMedia Partners VII LP will be the substantial owner of the other 67.6% of the new company.

In connection with the merger, Outdoor Channel’s Board also approved a $0.25 per share special dividend which will be paid on December 7 to stockholders of record as of the close of business on November 27 of this year.

Outdoor Channel expects that the new merged entity will be listed for trading on NASDAQ and, supporting the transaction, InterMedia Outdoor Holdings has secured a $150 million of fully committed financing from CIT’s communications, media and entertainment group consisting of a $10 million revolving credit line and a $140 million term note, the latter of which is expected to be used to refinance InterMedia’s current approximate $85 million of outstanding debt and to finance a portion of the merger consideration being paid to the shareholders of Outdoor Channel.

The combined company has approximately $178 million in consolidated revenues for the trailing 12-month period ended September 30, and during the same period the combined company had consolidated EBITDA before stock-based comp of $35.2 million.

In addition, it is worth noting that the combined new company will have significant NOLs from the InterMedia entities and a high tax basis for their assets which will help us lower cash tax expense going forward after the transaction closes.

The transaction, which is expected to be completed in the first quarter of 2013, is subject to the satisfaction of customary closing conditions, including the registration statement on Form S4 which we expect to file by next Wednesday being declared effective by the SEC, and receipt of requisite regulatory approvals, approval of the merger from Outdoor’s stockholders and other customary closing conditions.

Our largest stockholders, Perry and Tom Massie, and their affiliated entities, and Outdoor Channel’s directors and executive officers with a combined ownership of approximately 41% of Outdoor Channel each have agreed to vote in favor of the transaction. And with that I will now turn the call over to the operator for Q&A. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Michael Kupinski, Noble Financial.

Michael Kupinski - Noble Financial - Analyst

Congratulations. Just a couple of quick questions here. Is there a breakup fee at this point?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

We will be filing — this is Tom Hornish, Mike. The merger agreement should be filed when we file our 8-K and you will have more specifics in there. But, yes, there is a breakup fee in connection with this if the deal can’t go forward or if there is a topping offer. The amount is $6.5 million and there is actually a reverse breakup too if InterMedia cannot complete the financing for the closing and that is a $9 million reverse breakup.

Michael Kupinski - Noble Financial - Analyst

Okay. And then, I always viewed the Outdoor Channel as the premium to its peers mainly because it was a fully distributed network and that sort of thing. I was just wondering, how did you arrive at the $8 valuation? I know that just looking at it on a cash flow basis certainly you could come up with that value of the Outdoor shareholder is only one-third of the Company.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

But in terms of the Outdoor Channel being undervalued at certain levels, how many full-time subscribers does Sportsman have and what was the — can you just kind of lay out how you came to the $8 valuation? Let’s start there.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

I can start. I mean it was a complicated transaction or negotiation, Mike, if you will. And I can let Peter talk a little bit more about how to do that. But I think if you look at what we are doing with the cash that is available at the $115 million that would be distributed to our shareholders, the math kind of comes out.

And with the NOLs that Tom talked about with the taxes for — to protect the cash tax payments, we required that there would be a majority ownership of the combined entities by InterMedia going forward. Peter, do you want to kind of piggyback on that and discuss a little bit more?

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes. Well, I think, Mike, hi; you have obviously looked at the sort of total cash flow number that Tom Allen mentioned. But obviously it is more than just a third of the Company belonging to Outdoor, they are also getting $115 million in cash. Obviously the Company will be levered, there are a lot of pieces going into this.

But I think on balance we were looking at — we think the combined company should be — we are not going to project a value, but obviously we think the combined company is going to be extremely valuable. And all the shareholders will benefit from that and the combination of what that is worth. Plus to the $8 in cash or the $115 million obviously gets to a fair relative value for the different businesses.

Michael Kupinski - Noble Financial - Analyst

Has the Company identified at this point the potential cost savings from operating the businesses together? And can you just give us a little thought about where the Company is going to be based? Is it going to be based in Temecula and [so forth]?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

You know, there are a lot of questions that we don’t have all the answers to, Mike, but those are a couple that are relatively easy. As far as the locations, we don’t know yet. And we’ve got to get this and we have got a lot ahead of us to kind of — we have taken a big bite but we have a lot to chew, if you will. So we will have to be looking at that and trying to figure that out over the next few months.

As far as the synergies, it is kind of the same issue that we have kind of taken some high level looks at it. We think there are some significant cost savings. We think there are some significant upside synergies that by joining hands and being able to do things together, if you will, but we really don’t have any specifics in that regard yet.

Michael Kupinski - Noble Financial - Analyst

It seems that having Sportsman’s in the gold gives a lot of flexibility on how to manage and grow Outdoor Channel. And tell me if I’m wrong, but the prospect that Outdoor Channel will move towards more character-based programming would eventually — could eventually disrupt the endemic advertisers which has been the bread and butter of the channel. Can you talk strategically what this means on how you plan to grow the Outdoor Channel and what are your strategies for growing Sportsman’s Channel going forward?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well, I think we actually — right now and operating between now and closing and then even beyond for a little bit of time, there are two channels, we know there is the demand for two channels out there in the outdoor space. And as we have seen some other people that have started playing in the space, there is a huge demand for it.

So we think that we can continue on in the outdoor space. We have no immediate plans to move away from an outdoor programming on either of the networks.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

As we kind of put everything together and figure everything out we will have to figure out what the best opportunities and how to optimize and maximize for our advertisers, as well as our viewers, as well as our distributors. But a lot of that will have to come out in the future as we kind of chew this and figure out how to do that.

Michael Kupinski - Noble Financial - Analyst

The Company has been stating that they have been considering strategic options for some time. Were there other strategic options that the Company considered?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

You know, I think we had been talking about that — we have talked about it over the years. I mean, we have had a lot of people looking at the Company over my 10 years at the Company. I mean, we have said there is always somebody in here kicking the tires.

What got us excited about this one was just the opportunities that we have after the merger and to be able to really build something bigger than what Outdoor Channel could do on its own.

Michael Kupinski - Noble Financial - Analyst

And one of the claims from Company management has been that being an independent cable network doesn’t make sense in the new cable network environment. Does this merger change that opinion? Does the merger make the Company inherently more attractive to a perspective of acquirer? Is that still the possible exit strategy here?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well again, it is hard for us to speak as to what other people are thinking and how they think about this. Certainly for us, we believe that we could have built Outdoor Channel on its own but the growth would be slow. By doing this merger we believe the growth can be faster and it does give us a scale that we wouldn’t have been able to attain at any short period as a standalone.

So again, I can’t speak for what other people are thinking and what they might be thinking in the future, but we think the scale does help and the increased growth opportunities that we do by doing this merger.

Michael Kupinski - Noble Financial - Analyst

Fair enough, thank you. That is all I had, thanks.

Operator

Tim Hasara, Kennedy Capital.

Tim Hasara - Kennedy Capital - Analyst

Yes, I was just curious, the 41% holders/directors, is it likely that they will vote to elect to receive 100% stock in this transaction?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Actually, Tim, it is Tom Hornish, how you doing? It has been a long time. We don’t know — I mean, each shareholder has an ability to choose what they want with one caveat, Tom and Perry Massie have committed already to vote for — I don’t want to say mix consideration, but the percentages that you would get in a mix percentage, a mix consideration which is what, Tom, 56%?

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

Yes, 60-40.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

60-40, we’ll call it, 60% cash, 40% stock. They will — they have committed that they would be voting in that regard. So that they — there is still ample opportunity for other people to take cash.

Tim Hasara - Kennedy Capital - Analyst

With respect to this transaction, will you, Tom and Tom Allen, receive severance for change of control here or change of control payments?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well, we are both continuing in our current roles as CEO and CFO/COO for Tom Allen. I wouldn’t characterize it as severance, but under our employment agreements there are single trigger acceleration of the equity of Outdoor Channel, yes.

Tim Hasara - Kennedy Capital - Analyst

Well, congratulations for you on that. I mean, shareholders don’t get that, unfortunately, and that is very disappointing in this transaction, frankly. If the shareholder votes against the transactions how will the election for stock and cash be appropriated? Would it be a pro rata amount that everyone else gets?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well, actually, what will happen is every shareholder gets to vote and, assuming that the shareholder vote carries, then every shareholder, even if they voted against it, will still need to make an election at that point or they have to make the election prior to the vote even if they vote against it. And then — or if people do not make an election then they will get into the pro rata 60-40 that we talked about. That is the default, if you will.

Tim Hasara - Kennedy Capital - Analyst

And I assume this was shopped to multiple entities recently with this transaction?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well, and that is kind of the question I answered earlier with Mike. I mean, over the many years and over the last —.

Tim Hasara - Kennedy Capital - Analyst

I know the many years, I’m talking about recent. You can talk about 10 years ago, but please answer it for the recent time period.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Over the relatively short period in the past we have talked to multiple potential buyers, yes. So did we go in a public auction market and shop it there? No, you did not see that obviously. But we believe —.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Tim Hasara - Kennedy Capital - Analyst

Wait, wait, wait, wait, wait. What do you mean we didn’t see that? How would we see that?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

We never went into a public auction.

Tim Hasara - Kennedy Capital - Analyst

So this is not a public auction?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

No. This is — we have agreed to do the merger, we signed a merger agreement with InterMedia and this is not an auction at this point, no.

Tim Hasara - Kennedy Capital - Analyst

Okay, thank you.

Operator

Andrew Franklin, UTR.

Andrew Franklin - UTR - Analyst

Congratulations. Wanted to — I guess for Tom Allen. What is the pro forma balance sheet going to look like? I am trying to kind of back into what the cash distribution might be and the rest of it going forward for the decision to either retain stock or take cash?

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

Well, we obviously will have leverage of the $140 million that I referenced, Andrew. That will be the leverage going in which we believe is a comfortable leverage amount, it is probably a little bit over three times on a kind of pro forma EBITDA when we back out transaction costs. So we feel pretty comfortable. And as I stated, we will have a $10 million revolving credit facility, which we expect to be undrawn at the closing date.

Andrew Franklin - UTR - Analyst

Yes, that is what I was wondering. So the $10 million — the full $10 million will be available to the entire enterprise?

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

That is my expectation. To a certain extent it depends on obviously when we close. Given our seasonality, as you know, sometimes we have higher working capital needs than other times of the year.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Andrew Franklin - UTR - Analyst

Right, depending on the hunting season, et cetera.

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

Yes.

Andrew Franklin - UTR - Analyst

All right. Can you also — this is for all three of you. Can you kind of go over the duplicative subs and how much extra reach the combined entity may have together; i.e., are there regions where Sportsman has subs that Outdoor doesn’t and vice versa? Or what type of immediate punch this might help in terms of negotiations with MSOs down the road, et cetera?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Sure, I mean, Andrew, I think you can probably understand, as we talked about, both channels have been successful in the past. So you can imagine in those areas where the demographics of the viewers in certain areas — parts of the country, we have the heavy concentration of the outdoorsmen you would have some overlap, if you will.

But there is also areas across the country where we don’t have overlap. And as we go down the road we will have to figure out just how to make that happen. But we believe that we will be able to offer to the distributors some type of incentives to be able to help grow both of the channels and get a broader distribution.

Andrew Franklin - UTR - Analyst

Wonderful.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes I would — sorry, from our perspective and just to hit on Mike’s question, if you didn’t notice that Sportsman has about 30 million — a little over 30 million Nielsen homes, obviously Outdoors got a significant edge on that.

But the combined ratings and reach of the businesses — I think both demonstrate that they are both being watched a lot by our audience and there is, in the places that are different and in places that are the same we are getting significant — we are both getting significant ratings. And I think that is an opportunity for the combined business to keep growing that.

Andrew Franklin - UTR - Analyst

Great. And do you guys have a strategy to build carriage down the road?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Well, of course we do. I mean that is the opportunity for a cable company. And we believe by — like I said, with the incentives that we can give distributors with the two channels, right now they are carrying two channels. So we don’t see any reason why they wouldn’t want to continue to carry two channels. And if we can make that even more opportunistic for them or better for them we think that in return we can get the broader distribution.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Peter Kern - InterMedia Partners VII LP - Managing Partner

And one of the things I would add to that, Tom, that we have seen work is that with the added assets that we have with InterMedia Outdoors, and of course Outdoor Channel also has TV production now, we have a huge library of content. We’ve got huge reach in the publishing and the digital space. There is a lot we can offer as a combined entity to the cable and satellite and telco distributors that just a channel on its own can’t do.

It is why we put the assets together, we did in the first place and we have seen the success that that can drive. And I think that is amplified considerably when you put all three together. So I think in addition to just obviously having plans and plots to grow our respective channels, I think a combined asset pool and what we can bring to bear on helping distributors drive their businesses will hopefully put us in a great spot collectively to continue to grow both channels, as Tom says.

Andrew Franklin - UTR - Analyst

Even potentially increasing carriage fees?

Peter Kern - InterMedia Partners VII LP - Managing Partner

You mean getting more fees from the distributors?

Andrew Franklin - UTR - Analyst

Yes, as kind of a higher leverage to offset —.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Remember, Andrew, most of our affiliate agreements are relatively long term. So I mean there is no immediate opportunity to do that, those are kind of locked in. But we do have annual increases so that the rates go up each year to some extent.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes, and I think (multiple speakers).

Andrew Franklin - UTR - Analyst

Right, no, no, understood.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Longer term that will be driven obviously by our performance of the channels. We continue to strive to make Sportsman better and Tom and Tom and Outdoor have done the same at Outdoor. On a collective basis hopefully we can only drive both better, faster and the more value we provide in terms of ratings, viewership, retention, ways we can help the distributors, all those things will go into the equation of what the channels are worth to them.

Andrew Franklin - UTR - Analyst

Great. And lastly, Peter, just because — and I assume that everything is spoken for because you wouldn’t probably be making an announcement otherwise. But given the discussion about the reverse breakup fee, is all the financing accounted for? And can you speak a bit to the minority members of InterMedia or IMOH LLC, as separate from InterMedia Ventures VII?

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes, sure. Yes, the CIT has committed the capital. The reverse breakup fee is just for a few unusual circumstances where something might conspire to keep it from — keep the deal from closing. So I would consider those remote. But obviously Outdoor wanted to be protected.

So the capital is completely [decided], there is no issue on that score. As far as the minority holders, there are any few employees, ex-employees, founders, et cetera, who own together a fairly minor minority of our 67.6% or thereabouts that we are getting. And so we will own the vast majority of it, well over 50% of the combined company at InterMedia Partner VII.

Andrew Franklin - UTR - Analyst

And when was InterMedia VII raised?

Peter Kern - InterMedia Partners VII LP - Managing Partner

December 2005 was our first closing and there were others into 2006.

Andrew Franklin - UTR - Analyst

Got it, great. Thank you, guys.

Operator

Michael Kupinski, Noble Financial.

Michael Kupinski - Noble Financial - Analyst

Just a couple of quick questions. Does The Sportsman Channel have long-term affiliation agreements and do they have agreements with all of the cable and satellite providers including DISH Network at this point?

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Peter, do you want to cover that?

Peter Kern - InterMedia Partners VII LP - Managing Partner

Sure. All is a big number, but all the major ones, yes, including DISH. And by and large they are fairly long-term, yes.

Michael Kupinski - Noble Financial - Analyst

And in terms of the publishing assets there, are all of the publishing assets profitable or can you just give us a sense of what is in the publishing business?

I know of course a lot of the titles and so forth, but I was just wondering what has — the industry itself has been kind of struggling a bit over the course of the last couple years as they are trying to transition to digital. Can you just give us a sense of what the fundamentals in the publishing business have been and what the outlook might be?

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes, well, you know and have read, I gather, some of the brands we have like the biggest being Guns & Ammo, In-Fisherman, Petersen’s Hunting and there are a dozen others. The business also does many single issue publications every year. And the publishing business has continued to be profitable for us.

But we have never looked at it as solely a publishing business. The group is the leader in the digital space, they’ve been the leader in television production for some time, and the biggest library in TV production in the category.

So what we call InterMedia Outdoors is really a truly multimedia business. That being said, the publishing side of the business suffered its issues in the downturn in 2009 and 2010, but has stayed steady. Readership has been solid.

And we believe that in this audience group and the enthusiast group and truly the dedicated enthusiasts, the heart of the category, these people are still getting their information in publishing, online, on television, everywhere they can find it. And these magazines continue to be their Bibles for going out and practicing these important hobbies.

And so we found it to be a very productive group, as you will see when we file the S4. Publishing is a part of the mix but by no means a large part of the mix in terms of all the cash flow that the business generates. And holistically we think the brands and the reach and the readership is important to the growth of the channels and the digital business and works very nicely together for the future.

Michael Kupinski - Noble Financial - Analyst

Peter, are the publishing assets profitable?

Peter Kern - InterMedia Partners VII LP - Managing Partner

Yes.

Michael Kupinski - Noble Financial - Analyst

Okay. All right, that is all I had, thanks.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

And, Mike, just to cover it, let me hit on that a little bit. I guess we were pleasantly surprised going through this to understand the profitability of the magazine business and the metrics and maintaining of the subscriptions and readership, if you will.

So it was a little bit of an eye opening event for us to better understand these very focused magazines that are meeting a very niche demand that has pretty much been able to maintain a good business over the past few years where the general magazines have been having difficulty, if you will.

Tom Allen - Outdoor Channel Holdings, Inc. - EVP, COO & CFO

And I’d just add to that, Mike, we perceive these — that business to be very well managed and run. So we are very happy to join that group with — to join ourselves I guess I should say with that good complementary pair of businesses that InterMedia has.

Michael Kupinski - Noble Financial - Analyst

Thanks. Thanks for the color.

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NOVEMBER 16, 2012 / 03:00PM GMT, OUTD - Outdoor Channel Holdings to Merge With The Sportsman Channel and InterMedia Outdoors Creating InterMedia Outdoor Holdings, Inc.

Operator

At this time I would now like to turn the conference over to Mr. Tom Hornish for closing remarks.

Tom Hornish - Outdoor Channel Holdings, Inc. - President & CEO

Thanks, operator. I kind of want to hit a little bit more, if I could real quick, about what we are offering for our shareholders. It was an opportunity for $8 of cash and the opportunity to maintain ownership in a business where we think there are great opportunities for the future.

So the Board went into some great deliberations and thought this was a good opportunity for those shareholders who wanted to have some real liquidity at $8 a share up to a certain extent and then have an opportunity for a future investment in a company going forward that we really believe in.

So just wanted to kind of talk about that a little bit real quick, a little bit more. But, with having said that, we will go ahead and sign off. We thank everybody for the interest and the questions. And we look forward to a great future together with InterMedia. Thanks.

Operator

Thank you for joining today’s conference. That concludes the presentation. You may now disconnect and have a wonderful day.

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© 2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Certain matters discussed in this communication, with the exception of historical matters, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in Outdoor Channel’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the S-4 to be filed by Intermedia Outdoor Holdings, Inc. (“Parent”) with the SEC at a future date and in the documents which are incorporated by reference therein, could affect the future results of Outdoor Channel and InterMedia Outdoor Holdings, LLC (“IMOH”), and of the combined company after the consummation of the mergers, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements, including but not limited to:

•	failure of Outdoor Channel stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that required consents will not be obtained;

•	the risk that the combined company following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

Outdoor Channel and IMOH also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Outdoor Channel and IMOH undertake no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and IMOH. In connection with the proposed transaction, Parent will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Outdoor Channel and that will also constitute a prospectus of Parent. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Parent may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this press release are not offers to sell Parent securities and are not soliciting an offer to buy Parent securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to stockholders of Outdoor Channel and holders of equity interests in IMOH . OUTDOOR CHANNEL AND IMOH URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus (when available) and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

PROXY SOLICITATION

Outdoor Channel and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Outdoor Channel stockholders in favor of the acquisition. A description of the interest of Outdoor Channel’s directors and executive officers in Outdoor Channel is set forth in the proxy statement for Outdoor Channel’s 2012 annual meeting of stockholders, which was filed with the SEC on April 19, 2012. Details of any benefits in connection with the proposed transaction will also be described in the definitive proxy statement/prospectus (when available). You can find information about Outdoor Channel’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from Outdoor Channel in the manner set forth above.